United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2013

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

Table of Contents:

Press Release
Signature Page

Press Release

Vale to sell a portion of the gold by-product stream from some of its copper and nickel mines

Rio de Janeiro, February 5, 2013 — Vale S.A. (Vale) informs that it has entered into an agreement with Silver Wheaton Corp. (SLW), a Canadian company traded on the TSX and NYSE, to sell 25% of the payable gold by-product stream from the Salobo copper mine for the life of the mine and 70% of the payable gold by-product stream from its Sudbury nickel mines — Coleman, Copper Cliff, Creighton, Garson, Stobie, Totten and Victor — for 20 years.

The transaction

Vale will receive an initial cash payment of US$ 1.9 billion plus 10 million warrants of SLW with a strike price of US$ 65 and a 10-year term, valued at US$ 100 million. US$ 1.33 billion will be paid for 25% of the gold by-product stream from Salobo while US$ 570 million plus 10 million SLW warrants will be paid for 70% of the Sudbury gold by-product stream.

In addition, Vale will also receive future cash payments for each ounce (oz) of gold delivered to SLW under the agreement, equal to the lesser of US$ 400 per oz (plus a 1% annual inflation adjustment from 2016 in the case of Salobo) and the prevailing market price.

Vale may also receive an additional cash payment contingent on its decision to expand the capacity to process Salobo copper ores to more than 28 Mtpy before 2031. Salobo I, which is ramping up, and Salobo II, coming on stream in 1H14, will have a total capacity to process 24 Mtpy of run-of-mine (ROM). The additional amount would range from US$ 67 million to US$ 400 million depending on timing and size of the expansion.

There is no firm commitment from Vale to quantities of gold delivered — SLW is entitled not to specific volumes but to a percentage of the gold by-product stream from Salobo and Sudbury and thus bears the production risk, both on the upside and on the downside. As for the risk of price volatility, Vale is subject to gold price risk for the SLW´s deliveries only if the price of gold drops below the US$ 400/oz trailing payment.

The transaction is still subject to the settlement of definitive agreements and the approval of our Board of Directors. Scotiabank acted as the sole financial advisor to Vale.

The strategic background and value creation

The deal unlocks substantial value from our high quality base metals operations as it values the Salobo payable gold stream at US$ 5.32 billion plus payments of US$ 400 per oz upon delivery, given that no additional costs will be incurred by Vale to extract gold from copper concentrates produced by Salobo. The estimated capex for Salobo — Salobo I and Salobo II — with a nominal capacity to deliver 200,000 tpy of copper in concentrates plus gold by-product is US$ 4.2 billion, of which US$ 3.05 billion was spent until Dec 31, 2012. Salobo I is currently ramping up as planned while Salobo II will come on stream in 1H14.

Our base metals business is undergoing changes in order to achieve significant performance improvement and to deliver shareholder value on a sustainable basis. Alongside the efforts to unlock value from its operations such as the gold streaming transaction and the potential divestiture of non-core assets,  Vale is pursuing lower costs and higher productivity arising from the simplification of its flowsheet, the idling of loss making operations, the feeding of smelters only with high value concentrates resulting from the optimization of mining plans and the use of technological innovation, such as the implementation of the CORe (Challenging Ore Recovery) project at the Clarabelle mill and the fully integrated hydrometallurgical flowsheet of Long Harbour, coming on stream in 2H13.

The execution of our strategic plan leads us to remain strongly confident on the potential of our world-class base metals assets to create sizeable shareholder value through the cycles.

For further information, please contact:

+55-21-3814-4540

Roberto Castello Branco: roberto.castello.branco@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Christian Perlingiere: christian.perlingiere@vale.com

Marcelo Correa : marcelo.correa@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Samantha Pons: samantha.pons@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: February 5, 2013		Roberto Castello Branco
Director of Investor Relations